UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF

REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES

EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13

AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-42617

XANADU QUANTUM TECHNOLOGIES FORMER SPAC INC.

(f/k/a Crane Harbor Acquisition Corp.)

(Exact name of registrant as specified in its charter)

777 Bay Street, Unit 2400

Toronto, Ontario, M5G2C8

Canada

(416) 304-9629

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Class A ordinary share and one right to receive one-tenth of a Class A ordinary share

Class A ordinary shares

Share Rights, each right entitling the holder to receive one-tenth of a Class A ordinary share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(d)	☐

Approximate number of holders of record as of the certification or notice date: One.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 1, 2026

Crane Harbor Acquisition Corp.

	By:	/s/ Natalie Wilmore
		Name:	Natalie Wilmore
		Title:	Chief Legal Officer & Corporate Secretary